February 9, 2011
Via Edgar and Facsimile (202) 772-9198
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Sebastian Gomez Abero

Re:	RegeneRx Biopharmaceuticals, Inc. Registration Statement on Form S-1, File No. 333-171982
Dear Mr. Gomez Abero:
     The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:00 p.m. (Eastern time) on Friday, February 11, 2011, or as soon as practicable thereafter. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.
     Pursuant to the Commission’s letter dated February 4, 2011 regarding the Registration Statement, the undersigned registrant further acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, RegeneRx Biopharmaceuticals, Inc.
By:	/s/ C. Neil Lyons
C. Neil Lyons
Chief Financial Officer

cc:	Darren K. DeStefano, Esq.